Exhibit 99.1

Private & Confidential                                                                                                                                                                               10th May 2005

Shane Cooke
Chief Financial Officer

Dear Shane

I refer to our recent discussions. Whilst your employment ended on 31 December 2004, and your recent temporary contract expired on 30th April 2005, due to recent events related to Tysabri we have an ongoing requirement for your services as Chief Financial Officer (CFO), through to and including 31st December 2006 (the "Period"). We are grateful to you for your agreement to enter into this fixed term arrangement with us, and to act as CFO during this period. We are agreed that this does not have the effect of reviving your previous employment, ending on 31 December 2004, and for which you received agreed severance terms. Subject to the discharge of the various sums referred to in this letter, we are agreed that you shall not on the expiry of the fixed term of this contract have any other right or claim against Elan Corporation Plc, Elan Pharmaceuticals International Limited, Elan Management Limited, their subsidiary and affiliate companies, their directors, agents, employees and shareholders (save any personal injury claim you may have against the Company arising out of your employment which is specifically excepted), and whether arising under contract, common law, tort, statute (including the Unfair Dismissals Acts, Redundancy Payments Acts, Minimum Notice and Terms Of Employment Act, Organisation of Working Time Act, Employment Equality Acts), or otherwise. The provisions of the Unfair Dismissals Acts 1977-2001 shall not apply to a dismissal consisting of the expiry of the fixed term of this contract or the lesser during that fixed term of the specified purpose for which you are being retained. For purposes of clarity, you are recommended to take your own legal advice prior to the signing of this letter.

Throughout the term of this contract, the Company shall continue to provide you with director's and officer's insurance coverage on terms no less favourable than provided to the Company's current officers and directors. This will be in relation to matters as they arise which relate specifically to Elan.

For the avoidance of doubt, the Deed of Indemnity executed by you and the Company on 11th March 2002 continues to be fully enforceable.

Duties & Responsibilities

Your main duties and responsibilities will be to fulfil the duties of CFO for the company. You will be employed by Elan Management Limited. You are required to be flexible in this position and will be expected to undertake such duties and exercise such powers as the Board of Directors shall assign to, or vest in you. Such duties may include the undertaking of duties for subsidiary and associated companies of Elan.

Salary

Your salary will be Euro 245,417 p.a. gross. Payment will be made by credit transfer, monthly in arrears, and will be payable on the last Friday of each month.

Monksland Investment Company

It is anticipated that you will receive an annualised dividend payment of Euro 245,416 from Monksland Investment Company.

Company Performance-Related Bonus

In line with previous years it is expected that you will receive a bonus for the Period as determined by the CEO as follows 50% of which will be paid as a dividend from Monksland Investment Company:

1st May 2005 to 31st December 2005 - Euro 317,125 (payable in March 2006)
1st January 2006 to 31st December 2006 - Euro 475,688 (payable on 31st December or earlier)

Benefits

You will not be eligible for any employee benefits throughout the term of this contract.

Stock Options

Elan will arrange to grant you 150,000 Options of American Depository Shares in Elan Corporation plc at Euro 7.21 being the prevailing market price as of the date of approval of this contract by the LDCC. Options are granted pursuant to the Rules of the applicable scheme. Your right to exercise such Options granted to you will vest as follows, with a start date of 1st May 2005:

Vest Date	Percentage:
1st Jan 2006	50%
1st July 2006	50%

In addition, the options already granted to you at $7.47 (60,000) will vest as follows:

Vest Date	Percentage:
1st Jan 2006	50%
1st July 2006	50%

Hours of Work

Your normal hours of work will be 8.30am to 5.00pm. You will have a 1-hour break for lunch (to be taken between 12:30pm and 2:30pm). However, you will be expected to work such additional hours as are necessary to discharge your responsibilities.

Place of Work

You will normally be required to work at the Company Head Office at Treasury Building, Lower Grand Canal Street, Dublin 2, but you may be required to work at other premises from time to time.

Annual Leave

Your leave entitlement will be 1.75 days per month, as well as public holidays. Annual Leave will be accumulated on a pro-rata basis. Authorisation for annual leave must be granted prior to taking leave.

Sickness & Absence

In the event of accident or illness, you are required to notify the Company, no later than one hour after your scheduled starting time, of your inability to attend work.

Early Termination

In the event of the Company seeking to terminate this Agreement (for any cause other than gross misconduct and negligence in your position as CFO) earlier than 31 December 2006, you are entitled to receive the balance of this Agreement on a fully remunerated basis.

Change of Control or Restructuring

In the event of a change of control of the Company or a restructuring within the Company resulting in a material change affecting your position as CFO at any time during the Period, you have the right to treat either as an event causing early termination and to be paid the balance of this Agreement on a fully remunerated basis.

Loyalty & Confidentiality

The requirement for loyalty and confidentiality is fundamental to your appointment. In this regard, you will be expected to give full commitment to the Company and you will not, for the duration of your employment, be engaged either directly or indirectly in any business or activity which is in competition with, or in any way, inconsistent with your obligations to the Company or without the prior consent of the Senior Director, Human Resources.

You are required to sign a confidentiality agreement which incorporates terms which are designed to protect the Company's vital interests.

Health & Safety

All employees are reminded of their obligations under the Safety, Health & Welfare at Work Act, 1989, and any amendment thereof and are requested to become familiar with the Company's Safety Statement which is available on the Company premises. You are required to comply with health and safety practices and procedures, and use protective equipment and clothing where necessary.

Disciplinary Procedure

The company hopes that it will not be necessary to discipline employees. However, breaches of Company rules will render an employee liable to disciplinary action. All employees are referred to the Employee Handbook which outlines the disciplinary procedure.

Return of Documents / Property

On the termination of your employment you must return, to the Company, all property, documents, papers, notes and other media of any description (including computer files and programmes) which relate in any way to the affairs of the Company, or any of its subsidiary or associated companies or to the property in which the companies have an interest, and you shall not retain any copies thereof.

Right to Search

The company reserves the right to search your person, property or vehicle while on or when departing from the Company premises. Any searches will be carried out with discretion and are not intended to embarrass or imply suspicion of the person concerned.

Company Handbook

A copy of the Employee Handbook is enclosed. The Employee Handbook contains terms and conditions of employment which are common to all employees of the Company. Please familiarise yourself with the contents of the Employee Handbook. If you have any queries, please do not hesitate to call me.

This letter is sent to you in duplicate. If having considered the terms of this agreement you find them acceptable, please sign and return one copy of this letter to me. If you have any queries, please do not hesitate to let me know.

Yours sincerely

/s/ Roisin Foley

Roisin Foley
Senior Director, HR

cc: Liam Daniel, Company Secretary

I, Shane Cooke, having taken my own independent legal advice, hereby accept the terms and conditions of employment as set out herein and the terms and conditions as set out in the documentation referred to herein.

Signed:	/s/ Shane Cook

Dated this 1 day of July 2005